

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2012

Via E-mail
K. Scott Grassmyer
Chief Financial Officer
Oxford Industries, Inc.
222 Piedmont Avenue, N.E.
Atlanta, GA 30308

> **Re:** **Oxford Industries, Inc.**
> **Form 10-K for Fiscal Year Ended January 28, 2012**
> **Filed March 30, 2012**
> **Form 10-Q for Fiscal Quarter Ended July 28, 2012**
> **Filed August 30, 2012**
> **File No. 001-04365**

Dear Mr. Grassmyer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 28, 2012
Business, page 5
Operating Groups, page 7

1.   We note your disclosure of comparable store sales throughout your Form 10-K and other periodic Exchange Act reports. In order to provide additional transparency of your operations, please disclose the following information for each of your major operating groups in future filings:

-   a definition of what is considered a comparable store in your calculation of comparable store sales, including how you treat new stores, relocated stores, changes in the store square footage and stores that were closed during the period;

K. Scott Grassmyer
Oxford Industries, Inc.
November 21, 2012
Page 2

- clarify how you treat relocated stores and changes in the store square footage in your net sales per square foot disclosure; and
- the amount of comparable store sales for each period (i.e. the change in sales from stores that were open for each of the fiscal years presented).

Please provide us with draft disclosure of your proposed revisions.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41
Results of Operations, page 44

2. Please revise your future filings to expand your discussion by operating group to quantify the underlying variances in revenues and expenses. For example, expand the discussion of Tommy Bahama revenue to quantify the amounts of increases in comparable store sales, new retail stores, e-commerce sales, wholesale and restaurant sales that contributed to the overall increase in sales for this operating group. Similar quantifications should be included for the expenses of this operating group. Please provide us with draft disclosure of your proposed revisions.

Form 10-Q for Fiscal Quarter Ended July 28, 2012
Notes to Condensed Consolidated Financial Statements, page 8
Note 3 – Operating Group Information, page 9

3. We note you have recorded approximately $23.2 million in intangible assets related to your Ben Sherman operating group and test those assets annually for impairment. We also note that this group has experienced operating losses of $2.7 million in fiscal 2010, $2.5 million in fiscal 2011 and $4.2 million for the first half of fiscal 2012. Please provide us with the following:

- the nature and amounts of the individual intangible assets underlying the $23.2 million (e.g. trademarks, customer relationships, etc.) recorded for this operating group,
- the dates of testing these intangible assets each year,
- how you considered FASB ASC 350-30-35-18 with respect to this operating group's performance to date and how this performance relates to the assumptions in your fiscal 2011 impairment testing model for these assets,
- the methods used to test these intangible assets, the underlying material assumptions (e.g. royalty rate, discount rate, long-term growth rate, cash flow projections, etc.), any changes in material assumptions between fiscal years (i.e. 2011 and 2010), and a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining